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                                                              EXHIBIT (c)(11)


                             TRANSACTION AGREEMENT

      This Agreement is made this 28th day of February, 1997, by and between Acordia, Inc., a Delaware company (the "Company") and Robert C. Nevins (the "Executive").

      WHEREAS, the Company, in anticipation of a possible Change in Control (as hereinafter defined) desires to provide the Executive additional compensation and benefits to assure the Company of the services of Executive prior to the Change in Control and to provide incentives for the Executive to remain in the employment of the Company and its Successors (as hereinafter defined); and

      WHEREAS, the Company and the Executive have entered into an Employment Agreement dated April 1, 1996, (the "Employment Agreement"), which may be modified by mutual consent; and

      WHEREAS, the Company and Executive have mutually agreed to modify the Employment Agreement as set forth herein;

      NOW, THEREFORE, it is hereby agreed as follows:

1.    Definitions and Construction.

      1.1. Definitions.

            "Beneficiary" shall mean the person designated in writing by the Executive as the recipient of benefits in the event of the death or disability of the Executive.

            "Board" shall mean the Board of Directors of the Company.

            "Cause" shall mean a reasonable determination by the Chief Executive Officer of the Company, that Executive (i) failed to obey the reasonable and lawful orders of the Company; (ii) acted with gross negligence in the performance of his obligations or in a manner materially detrimental to the Company and/or its subsidiaries; (iii) willfully breached or habitually neglected his duty; (iv) has been convicted of a felony; (v) committed any act involving dishonesty or fraud; or (vi) violated any of the provisions of
Section 6 hereof.

            "Change in Control" shall mean (i) a merger or consolidation in which the Company is not the surviving entity; (ii) a change in majority of the Board over a twenty-four (24) month period, not taking into account directors nominated by a majority of the current directors; (iii) a complete liquidation of the Company; or (iv) sale or disposition of all or a substantial part of the Company's assets, such as disposition of the assets relating to the brokerage business of the Company.

            "Compensation Committee" shall mean the Compensation Committee of the Board.
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            "Disability" shall have the meaning set forth in the Company's long-
term Executive disability plan as in effect at the time of execution of this Agreement.

            "Salary" shall mean an annual base salary existing at the time of execution of this Agreement ($225,004), plus increments thereon as of the time of a Change in Control or Termination as a result of a Change in Control.

            "Successor" shall mean any acquiror of a substantial portion of the assets of the Company, and shall include an acquiror of the assets relating to the brokerage business of the Company.

            "Termination as a result of a Change in Control" shall occur if upon or following a Change in Control or, with respect to (ii), if in anticipation of a Change of Control,

                  (i) a Successor does not (x) assume both the Employment Agreement and this Agreement and (y) offer Executive a position comparable to his position at the time of execution of this Agreement; or

                  (ii) Executive's position with the Company is not comparable to his position at the time of execution of this Agreement.

For purposes of this Agreement, a position shall not be comparable if (i) Executive is assigned to any duties substantially inconsistent with his position, duties or responsibilities with the Company immediately prior to the Change in Control or his duties or responsibilities are substantially reduced as compared with such duties and responsibilities immediately prior to the Change in Control; (ii) Executive's Salary or target annual incentive or long term incentive opportunities are materially reduced as compared to his Salary and target annual incentives and long term incentive opportunities immediately prior to the Change in Control; or (iii) Executive is assigned to duties or responsibilities involving a residence relocation or business travel obligations substantially greater than existing prior to the Change in Control.

An event shall be deemed to be in anticipation of a Change in Control if it occurs after the execution of this Agreement and if a Change in Control in fact occurs within 12 months following the event.

A voluntary termination by Executive or a termination for Cause shall not constitute a Termination as a result of a Change in Control.

      1.2. Terms not otherwise defined shall have the meaning set forth in the Employment Agreement.
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      1.3 in the event of an inconsistency between this Agreement and the
Employment Agreement, this Agreement shall control.

      1.4. No provision of this Agreement shall operate to reduce any amounts or benefits payable under the Employment Agreement, standing alone or in aggregate.

2. Term of the Agreement. This Agreement shall expire on the earlier of (a) December 31, 1997 or (b) the date on which the Company and Anthem insurance Companies, Inc. publicly announce that the companies are no longer pursuing the possible sale of the brokerage operations of the Company, provided, however, that if on or before December 31, 1997, the Board has approved the general terms of a transaction which would be a Change in Control, this Agreement shall be extended to the earlier of the closing of the Change in Control or December 31, 1998.

3. Prior Stock Awards. All Company 1992 Stock Compensation Plan awards will fully vest in the event of a Change in Control.

4. Benefits.

      4.1. Retirement Plan. Service under the Acordia Cash Balance Pension and the Acordia, Inc. Supplemental Executive Retirement Plan shall cease as of the date of a Termination as a result of a Change in Control.

      4.2. Health, Dental and Other. In the event of a Termination as a result of a Change in Control, the Company shall provide continued coverage of Executive and his or her dependents under the Company's welfare plans for the period for which severance is paid under the Employment Agreement or this Agreement at an after tax cost to the Executive no greater than that incurred by similarly situated employees during that same period. Such coverage shall be provided either through the plans or by reimbursing the Executive for the cost of COBRA coverage. Executive shall have rights to elect COBRA coverage without any offset for periods of extended coverage under this Agreement or the Employment Agreement upon expiration of the severance period.

5. Retention Bonus.

      5.1. Initial. If Executive remains in the employment of the Company or its Successor on the date of the Change in Control (or is earlier terminated by the Company other than for Cause as defined herein) Executive shall be paid $130,000.

      5.2. Subsequent. If Executive remains in the employment of the Company or its Successor on the second anniversary of the date of the Change in Control, Executive shall be paid $170,000. If, prior to the second anniversary of the date of Change in Control, the Executive dies, becomes disabled, or is terminated by the Company or its Successor other than for Cause, Executive shall be paid the subsequent retention bonus referred to herein.
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6. Restrictions on Executive. The provisions of the Employment Agreement relating to Non-Disclosure, Return of Property and Competition (sections 12, 13 and 14) shall continue in full force and effect and shall not be affected by this Agreement.

7. Timing of Payments.

      7.1. Severance. Subject to Section 9 hereof, severance payments shall begin upon the date of Termination as a result of a Change in Control and shall continue to be paid on the same basis as salary is paid, until paid in full, or, in the event of the Executive's death, any balance remaining due shall be paid in a lump sum within 30 days of the Executive's death to the Executive's Beneficiary (as designated in Attachment I).

      7.2. Other. Subject to Section 8 hereof, all other payments shall be made in accordance with Executive's deferral election, or if there is no such election, in cash within 30 days of the date of Termination as a result of a Change in Control.

8. Conditions. Payments made pursuant to this Agreement in connection with termination of employment shall be made only upon execution of a written release.

9. Miscellaneous.

      9.1. Assignment. The Company, in its sole discretion, may assign its rights and duties under this Agreement, but Executive may not. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of (a) the Company and its Successors and assigns and any purchaser of the Company or all or a substantial part of the Company's assets, such as the assets relating to the brokerage business of the Company, and (b) Executive, and his designees and his estate.

      9.2. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana.

      9.3. Severability. If any provision of this Agreement shall be determined to be invalid, illegal or unenforceable in whole or in part, neither the validity of the remaining part of such provision nor the validity of any other provision of this Agreement shall in any way be affected. Should any particular non-disclosure or non-competition covenant, provision or clause of this Agreement be held unreasonable or unenforceable for any reason, including, without limitation, the time period, geographic area and/or scope of activity covered by such covenant, provision or clause, the Company and Executive acknowledge and agree that such covenant, provision or clause shall be given effect and enforced to whatever extent would be reasonable and enforceable under applicable law.
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      9.4. Waiver. Failure to insist upon strict compliance with any of the terms, covenants or conditions of this Agreement shall not be deemed a waiver of such term, covenant or condition, nor shall any waiver or relinquishment of any right or power under this Agreement at any one or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

      9.5. Modifications. This Agreement may be modified or amended only by an instrument in writing signed by both the Company or its Successors and Executive.

      9.6. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

      9.7. Headings. The various headings of this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any of its provisions.

      9.8. Remedies. Executive acknowledges that a remedy at law for any breach or threatened breach of the provisions of this Agreement would be inadequate and therefore agrees that the Company shall be entitled to injunctive relief, both preliminary and permanent, in addition to any other available rights and remedies in case of any such breach or threatened breach; provided, however, that nothing contained herein shall be construed as prohibiting the Company from pursuing any other remedies available for any such breach or threatened breach. Executive further acknowledges and agrees that in the event of a breach by Executive of any provision of this Agreement, the Company shall be entitled, in addition to all other remedies to which the Company may be entitled under this Agreement, to recover from Executive all reasonable attorney fees incurred by the Company in enforcing this Agreement. The Company acknowledges and agrees that in the event the Executive is the prevailing party in an action by the Company to enforce this Agreement, the Executive shall be entitled to recover from the Company all reasonable attorneys' fees incurred by the Executive in defending the action.

      9.9 Mitigation. Executive shall have no duty to mitigate nor shall the obligations of the Company under this Agreement be reduced by any other compensation earned by Executive.

IN WITNESS WHEREOF, the parties have executed this Agreement.

EXECUTIVE                                    ACORDIA, INC.

Name: Robert C. Nevins                       By: /s/ Keith A. Maib
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Signed: /s/ Robert C. Nevins                 Printed: Keith A. Maib
       ----------------------------                  ---------------------------
                                             Title: Executive Vice President and
                                                    Chief Financial Officer
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                                  Attachment I

Beneficiary Designation: I hereby designate the beneficiary on file with the Acordia Deferred Compensation Program as my Beneficiary for purposes of this Agreement. If I have not designated a beneficiary under the Acordia Deferred Compensation Program, I hereby designate Estate as my Beneficiary.

                                       Signed: /s/ Robert C. Nevins
                                               -----------------------------
                                                      Executive

                                       Date:      3/7/97
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